[Summit Capital Management, LLC Letterhead]

March 3, 2008

Board of Directors
Veramark Technologies, Inc.
3750 Monroe Avenue
Pittsford, New York 14534
Attn: Andrew W. Moylan, Chairman

Dear Board Members:

Summit Capital Management, LLC, together with certain of its affiliates (collectively, “Summit”), has been a major stockholder of Veramark Technologies, Inc. (the “Company”) for over 10 years. Despite the Company’s horrific operational and share price performance during this period, which has so negatively impacted stockholders, employees and other stakeholders, Summit still firmly believes that the Company has positive future potential based on its strong core of employees, outstanding and innovative products and exceptional customer relationships. Summit’s continued belief in the Company’s potential is exemplified by the fact that Summit currently remains the Company’s largest stockholder, owning an aggregate of 1,523,490 shares of common stock of the Company. This represents approximately 16.79% of the Company’s outstanding common stock (as calculated in accordance with the rules of the Securities and Exchange Commission (the “SEC”)), although we note that Summit’s percentage ownership of the Company’s common stock on a “fully-diluted basis” is significantly lower—just as is true for all other stockholders—due to the extraordinarily large number of stock options granted by the Company’s Board of Directors (the “Board”) to the Company’s recently retired former chief executive officer and chairman of the Board, David Mazzella, to other members of management and of the Board itself.

We are writing, however, to express our extreme displeasure and concern with the Company’s overall performance, particularly during the costly and damaging 11-year tenure of Mr. Mazzella, and with the extraordinarily damaging actions taken by the Company’s management and the Board. These actions include the grant of massive and unprecedented stock option grants and other excessive cash and non-cash compensation to Mr. Mazzella, while the Company’s operating results fell far short of their potential. Summit and all of the Company’s stockholders have had their stock ownership dramatically diluted due to the frequent issuances of a large number of stock options to Mr. Mazzella and others. In addition to the huge total number of stock option grants to Mr. Mazzella, a majority of the stock options comprising these grants were repriced at extremely and artificially low exercise prices, adding greatly to the dilution.

We have previously expressed our concerns about the Company to the Board and senior management, including filing several letters with the SEC in 2005. However, the Company has not addressed our concerns and the Company’s operating performance and stock price have continued to deteriorate, to the severe detriment of all outside stockholders and many other stakeholders in the Company. We now believe it is imperative that certain changes with respect to the Company and the composition of the Board be made immediately, including the renegotiation of Mr. Mazzella’s stock option grants and severance and retirement arrangements, all of which will (unless eliminated or significantly changed) weigh heavily on the prospects of the Company over the next 10 to 15 years.

As discussed in three articles in the Rochester Business Journal dated August 17, 2007, August 24, 2007 and December 21, 2007, which not only quote Summit, but also other Company stockholders, and in our prior letters to the Company, we believe that Mr. Mazzella and the Board have not only grossly mismanaged the Company, but have breached their fiduciary duties to the Company and its stockholders by misappropriating value that belonged to the Company’s stockholders and other stakeholders and by wasting corporate assets in making incredibly excessive equity and cash and other compensation awards, primarily to Mr. Mazzella. Over the past 11 years, the Company’s revenues and workforce have significantly decreased, and the Company has had operating losses in seven of the 11 years, which losses totaled over $12 million. Also, during such period, the Company’s stock price has declined by approximately 80% and has declined by approximately 90% from its highest price reached shortly after Mr. Mazzella’s arrival as chief executive officer. Nevertheless, the Board (chaired and dominated by Mr. Mazzella) and the Compensation Committee approved massive equity and compensation awards to Mr. Mazzella, including increases in base salary, a huge number of stock option grants, cash bonuses and an outlandish severance package, which burdens the Company with a truly extraordinary 15-year post-retirement cash compensation obligation, plus health insurance for life. In doing so, the Board and the Company’s management committed corporate waste and breached their duty of loyalty by diverting corporate funds, which could have been used to reinvest into the Company, to themselves in the form of these excessive compensation packages. Mr. Mazzella also breached his duty of loyalty by treating the Company as his personal “piggy bank” while the Company, its stockholders and other stakeholders suffered. Perhaps most egregiously, in an action hostile and damaging to the Company’s stockholders and other stakeholders, the Board reduced the exercise prices of 500,000 stock options previously given to Mr. Mazzella, leaving him with 900,000 stock options (representing over 10% of the total outstanding common stock of the Company), all at exercise prices remarkably favorable to him and unfavorable to the other stockholders of the Company, and also extended the term during which he can exercise those stock options far past the end of his employment with the Company: to an unheard of and unprecedented 10 years past his retirement from the Company! Disregarding their fiduciary duties to the Company, its stockholders and other stakeholders, not only did the Board approve these grants, extensions and repricings of such stock options, but they did so just prior to Mr. Mazzella’s retirement from the Company. All of this served to massively dilute and dramatically diminish the value of the shares held by the Company’s stockholders (excluding Mr. Mazzella of course). Even as the Company’s headcount and profitability “shrank” substantially during this 11 year tenure, the fully diluted share count “increased” exponentially.

The Board did not consider the interests of the Company’s stockholders and other stakeholders, rather it consistently put the interests of Mr. Mazzella first, in a process improperly dominated by Mr. Mazzella. Instead of aligning the compensation of management to the overall performance of the Company, the Board rubber stamped the extraordinary equity, compensation and retirement awards recommended by Mr. Mazzella for himself.

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In March 2005, the Board, in breach of their fiduciary duties, approved an outrageous employment agreement with Mr. Mazzella, which included a provision to grant an equal number of options for the 900,000 stock options previously granted to him if such stock options remained unexercised upon their expiration prior to December 31, 2007, and if he remained employed by the Company until December 31, 2007. The new options were to have an exercise price equal to the fair market value on the date of their grant, not at the same exercise price of the prior grants. Pursuant to this provision, in May 2007, the Board issued a new grant of 400,000 stock options to Mr. Mazzella with a new term of 10 years to replace an equal number of stock options previously issued to him in 1997 (which were also granted at a favorable exercise price to him at the time). The exercise price of these new stock options is $0.78 per share (based upon a price for the common stock on a single day—as a practical matter, far below the price that any other stockholder would likely have had to pay on that day or anytime that month or during that Spring, for anything more than a few thousand shares, hardly representative of a fair value of this illiquid stock). Pursuant to the same provision, the Board also approved, in December 2007, another new grant of 100,000 stock options to Mr. Mazzella with a new term of 10 years to replace an equal number of stock options previously issued to him in 1997. The exercise price of these new stock options is an even lower $0.73 per share, also very unfair and very unrealistic based upon the actual trading volume and bid/ask prices during the month for this illiquid stock. These stock options replaced 100,000 stock options granted to Mr. Mazzella in 1997 at an exercise price of $5.47, a price the stock was trading at for all stockholders at the time. Effectively the Board - at the stockholders’ expense - gave Mr. Mazzella another massive compensation gift of nearly $500,000 through just this one unfair “repricing” of only 100,000 of his 900,000 stock options. If the terms of stock options granted to Mr. Mazzella in 1997 had just been extended, without the dramatic reductions in exercise prices, they would have been essentially worthless today (similar to the investment results experienced by all stockholders), as the Company’s stock price is dramatically lower than the original exercise prices of those stock options due to the collapse of the Company’s stock price during Mr. Mazzella’s 11-year stewardship of the Company. No other stockholder who invested at a high price during this period was so fortunate as to have its purchase price similarly reduced. Further, this extraordinary sequence of events raises the question of whether Mr. Mazzella remained with the Company so long just to reap the benefits of this provision. In addition, on top of last year’s grant of repriced stock options to Mr. Mazzella (over 5% of the total outstanding shares of the Company!), he has 400,000 more stock options, 300,000 of which were granted with a truly incredible exercise price of $0.43 per share: the timing and pricing of which remain shrouded in mystery (although there is no mystery about their unfairness to stockholders). Now, while Mr. Mazzella is in retirement and for the next 10 years, Mr. Mazzella can exercise 900,000 stock options (in excess of 10% of the total outstanding shares of the Company) at extraordinarily low exercise prices that will produce great wealth for him if the Company’s stock price recovers because of the efforts of others (i.e., existing employees and new management). Even if that happens, the Company’s other stockholders will obviously be hard-pressed to even recover their original investment. Additionally, Mr. Mazzella’s stock options may adversely affect any future business transaction involving the Company -- such as a merger -- as any potential suitor will be forced to deal with this huge number of low-priced stock options in the context of such a transaction.

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Also, shockingly to stockholders, Mr. Mazzella’s 2005 employment agreement included a “Supplemental Retirement Arrangement,” pursuant to which Mr. Mazzella or his wife would receive $198,000, 60% of his base salary in 2007, for each of the 15 years following the end of his service as President and CEO plus their health insurance for life. Obviously, this arrangement will drain the Company’s limited resources in the future to the detriment of the Company and its stockholders and other stakeholders. This annual payment is extraordinarily large for a corporation of the Company’s small size and is, ironically, approximately equal to the salary of the Company’s new chief executive officer.

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Mr. Mazzella’s 2005 employment agreement included an unheard of “special bonus” to be paid if the Board appointed a successor by June 30, 2006 or June 30, 2007. On July 2, 2007, the Company announced Executive Vice President Martin LoBiondo as the likely successor to Mr. Mazzella, who had by this time indicated his intent to retire from the Company once his employment agreement expired in the end of 2007. A month later, on August 3, 2007, the Company announced Mr. LoBiondo’s resignation from the Company. Mr. LoBiondo’s mysterious resignation from the Company has never been explained and the Company announced that Mr. LoBiondo signed a confidentiality agreement in connection with receiving severance equal to 26 weeks of his annualized base salary, another expense borne by the stockholders due a “mistake” by the Board and Mr. Mazzella. This sequence of events is disturbing, particularly the additional costs to the Company and its stockholders and stakeholders. Was Mr. LoBiondo appointed chief executive officer just so Mr. Mazzella could receive this “special bonus”? Due to Mr. LoBiondo’s last second appointment at the June 30, 2007 deadline, Mr. Mazzella became entitled to receive an exceptionally unusual and unheard of $165,000 “special bonus”. One of the Board’s functions is to appoint the chief executive officer of the Company and yet, Mr. Mazzella became eligible to receive a “special bonus” for such action? Also, it appears to us that the Board ignored all principles of good corporate governance and common sense, breached their fiduciary duties and committed corporate waste in granting the Company’s failed leader the right to receive a special cash bonus for an action that is rightly a Board function.

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The Board approved increases in Mr. Mazzella’s base salary from 2002 - 2007 (a total of approximately 33%), while the Company’s revenues, operating results and employee headcount significantly deteriorated from year to year during the same period. It is certainly unusual and inappropriate for a chief executive officer to consistently receive increases in all forms of compensation while the Company’s revenues and operating results consistently deteriorate. Also, from an objective standpoint, Mr. Mazzella’s total cash and other compensation was exceptionally high for a corporation of the Company’s small size and poor results. Additionally, as detailed in the Company’s most recent proxy statement and other public filings, Mr. Mazzella also enjoyed a long list of perks and incentives from the Company, such as payment of country club dues, estate planning, tax preparation, insurance (and related tax reimbursements), automobiles, etc., all while the Company’s employee headcount was being drastically reduced. Is this any way to lead a company and inspire employees?

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Equally questionable, the Company in 2005 forgave a loan made in 1997 to Mr. Mazzella in the amount of $106,218; a loan that was ostensibly given to Mr. Mazzella to purchase Company stock, although Summit has seen no evidence that Mr. Mazzella actually used the loan amount to purchase any stock. Effectively, through this forgiveness, Mr. Mazzella received an additional $100,000+ at the stockholders’ and other Company stakeholders’ expense. And to add more salt to this expensive wound to stockholder value, not only was the loan forgiven, but Mr. Mazzella was reimbursed for taxes associated with the forgiveness in 2003 and 2004! This is simply another example of the Board consistently benefiting Mr. Mazzella at the expense of the Company’s stockholders and other stakeholders. Furthermore, these events raise a troubling question of whether the Company violated Section 402 of the Sarbanes Oxley Act of 2002.

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In addition to the “Supplemental Retirement Arrangement” discussed above, in December 2007, the Board approved another payment for Mr. Mazzella pursuant to a “special” six-month Consulting Agreement whereby he would receive $177,000 for such consulting period. It is incomprehensible why the Board would retain Mr. Mazzella as some sort of consultant when the Company’s operating results he was responsible for during the last 11 years were so abysmal in all objective respects. Moreover, the Board does not seem to have any meaningful expectation that Mr. Mazzella will actually provide any value as he is required to provide an incredibly minimal amount of service to the Company under the Consulting Agreement. We seriously doubt whether Mr. Mazzella will even provide that minimal required level of services to the Company, if any at all. The Consulting Agreement provides that, in consideration of the payments thereunder, Mr. Mazzella will not receive the $165,000 bonus for selecting his successor. So the net result of these machinations is that instead of dubiously receiving $165,000, he will dubiously receive even more! It’s just one more way to get cash to Mr. Mazzella at the expense of the Company’s stockholders and other stakeholders. Did the Board and Mr. Mazzella honestly expect that this dubious, new, special bonus “swap” would fool anyone?

By any objective standard, these facts demonstrate that Mr. Mazzella and the Board have breached their fiduciary duties to the Company and its stockholders. Further, the Company’s public disclosure about the equity awards and other compensation is highly deficient. The Board owes a duty of candor to the Company’s stockholders with respect to the compensation awarded to Mr. Mazzella. However, the Board disregarded such duty, as the Company’s filings with the SEC do not shed any light as to how such awards and compensation were determined. There is no indication that the Board hired a compensation consultant to determine the size and reasonableness of such equity awards and other compensation or that it engaged in any other benchmarking. The Compensation Discussion and Analysis section (the “CD&A”) in the Company’s proxy statement filed on April 11, 2007 is completely lacking in the required analysis. In the CD&A, a company is to provide an in-depth discussion as how compensation to its executive officers and directors was determined. It is intended to replace and enhance the compensation committee report previously required. The Company’s CD&A in its 2007 proxy statement is just a slightly longer version of its prior Compensation Committee report and ignores the SEC’s specific disclosure requirements.

As stated above, Summit believes that there continues to be substantial value and potential in the Company due to its remaining group of top tier employees, strong existing client relationships and outstanding products. However, the combined actions of Mr. Mazzella and the Board have seriously damaged and continue to damage the Company. It is of paramount importance that the Board explore all opportunities before any further diminution of corporate assets and value occurs. Specifically, we request that the following actions be considered and implemented immediately:

•	Evaluate and pursue strategic alternatives to maximize stockholder value, including transactions, such as a merger, so long as any such transaction attributes all appropriate value to the Company;

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Reach agreement with Mr. Mazzella to terminate, or at least substantially reduce, the unfair equity, severance and retirement benefits continuing to accrue, including the payments to him under the Supplemental Retirement Arrangement and his Consulting Agreement and the 900,000 options; and

•	Given the history of leadership at the Company, change the composition of the Board.

Summit will also consider and evaluate all of its legal options, including those available to effect the changes requested above.

One of the Board’s most important fiduciary obligations is to take steps that it believes will enhance stockholder value. However, rather than doing so, while the Company’s overall operating performance suffered enormously over the past 11 years, the Board consistently focused on egregiously approving large equity and compensation awards primarily to Mr. Mazzella. In retirement, Mr. Mazzella will have the ability to exercise up to 900,000 stock options with extraordinarily reduced exercise prices; receive $198,000 per year for the next 15 years plus other expensive special benefits and receive $177,000 in 2008 for providing minimal (if any) consulting services to the Company for six months. The result of these actions is that Mr. Mazzella has prospered, and continues to prosper, while the Company’s stockholders, employees and other stakeholders have not. This dismal legacy will not change even with his recent departure, unless the appropriate measures are implemented. For 11 years during Mr. Mazzella’s tenure and for the next 15 years in his retirement, the Board has seemingly devoted itself to showering cash compensation, massive and unprecedented stock option awards and multiple other monetary benefits upon Mr. Mazzella. All of this has occurred without One Penny in dividends or any other benefit being paid out to stockholders, who along with other stakeholders have lost so much during these 11 years. It is far past the time for some of these wrongful actions to be righted and for a different stockholder friendly attitude and course of action be pursued and implemented. We urge you to do so without further delay.

Summit would like to schedule a meeting with the Company and the Board to discuss our concerns as outlined in this letter. Please contact the undersigned at (206) 447-6200 to arrange for a meeting.

Summit notes also that it intends to submit a request to the Company for a list of the Company’s stockholders and a demand to review the Company’s books and records pursuant to Delaware law.

Sincerely,

Summit Capital Management, LLC

By:	/s/ John C. Rudolf
John C. Rudolf

cc:	Mr. Anthony C. Mazzullo, President and Chief Executive Officer